                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 11 - K




              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                                       OR


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             FOR THE TRANSITION PERIOD FROM _________ TO __________


                        COMMISSION FILE NUMBER 333-22679

                        ---------------------------------

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

                        ---------------------------------


                           ZARING NATIONAL CORPORATION
                       11300 CORNELL PARK DRIVE, SUITE 500
                           CINCINNATI, OHIO 45242-1825

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500










ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN



Financial Statements
As of December 31, 1999 and 1998

Together With Auditors' Report

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500


ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


INDEX
--------------------------------------------------------------------------------

                                                                        PAGE(S)
                                                                        -------

Report of Independent Public Accountants                                   1

Statements of Net Assets Available for Plan Benefits                       2

Statements of Changes in Net Assets Available for Plan Benefits            3

Notes to Financial Statements                                             4-7

Schedule of Assets Held for Investment Purposes at End of Year             8

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500


Report of Independent Public Accountants
----------------------------------------


To the Board of Directors of
     Zaring National Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the ZARING NATIONAL CORPORATION RETIREMENT BENEFIT PLAN as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Zaring National Corporation Retirement Benefit Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Cincinnati, Ohio,
     July 10, 2000

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500
ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999           1998
                                                       ----------     ----------
ASSETS
------
Cash and cash equivalents                              $    3,601     $    3,802

Investments, at market value (Note 2)-
     Mutual funds                                       4,608,457      2,577,880
     Common stock                                         286,243        341,493

Employer contribution receivable                          961,735        773,112
Employee contribution receivable                           27,591         17,895
                                                       ----------     ----------
       Net assets available for plan benefits          $5,887,627     $3,714,182
                                                       ==========     ==========


The accompanying notes to financial statements are an integral part of these statements.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500

ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                  1999              1998
                                                               -----------      -----------
ADDITIONS:
  Employer contributions                                       $   951,682      $   774,812
  Employee contributions                                         1,189,582          997,440
  Realized and unrealized net gains (Notes 2 and 5)                902,151          364,546

 DEDUCTIONS:
  Distributions to participants (Note 1)                          (869,970)        (382,656)

TRANSFERS                                                             -                -
                                                               -----------      -----------
  Increase in net assets available for plan benefits             2,173,445        1,754,142

 NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year       3,714,182        1,960,040
                                                               -----------      -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year           $ 5,887,627      $ 3,714,182
                                                               ===========      ===========


The accompanying notes to financial statements are an integral part of these statements.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500
ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)    Plan Description-
       ----------------

       The following description of the Zaring National Corporation Retirement Benefit Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       (a) GENERAL--The Plan is a defined contribution plan established January 1, 1979, by Zaring National Corporation (the Company) and most recently amended and restated effective January 1, 1998.

              The Plan is available to all employees of the Company and its subsidiaries, as defined, who meet the stipulated age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       (b) CONTRIBUTIONS--Participants may make voluntary contributions to the Plan on a before-tax basis (401(k) or voluntary contributions) subject to stipulated maximums. In accordance with the amended and restated Plan, effective January 1, 1998, the Company's matching contribution is equal to 25% of participant deferrals up to 6% of participant compensation, subject to certain limits as required by the Internal Revenue Code (IRC) and profit sharing contribution is equal to 3.75% of participant compensation.

              Participants may direct the investment of their voluntary contributions and company contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, company stock and seven mutual funds investing in equities and/or bonds as investment options for participants.

       (c) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's voluntary contributions, matching contributions and an allocation of the Company's profit sharing contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants who have terminated employment may request a distribution of their voluntary contributions.

       (d) VESTING--Once eligible for the Plan, participants are immediately vested in their account balances.

       (e) PAYMENT OF BENEFITS--Participants become eligible for benefit payments upon retirement, termination, disability, or death. Participants receive a joint and survivor annuity or they may elect a lump sum payment, a life annuity, or equal installments over their assumed life expectancy.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500
ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

       (f) EXPENSES OF THE PLAN--The Company pays the administrative expenses of the Plan and provides administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan. The total return earned on investments is net of the investment-related fees.

       (g) PARTICIPANT LOANS--The Plan does not provide for borrowings by participants.

       (h) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(2)    Summary of Significant Accounting Policies-
       ------------------------------------------

       (a) BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

       (b) INVESTMENT VALUATION--The Plan's investments are stated at fair value based on quoted market prices as of the last day of the Plan year. Net realized and unrealized appreciation (depreciation) is reflected currently in the statements of changes in net assets available for plan benefits.

              The computation of unrealized appreciation (depreciation) in Plan investments is based on the market values of the Plan investments at year end compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year.

       (c) The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500
ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(3)    TAX STATUS-
       -----------

       The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)    Priorities Upon Plan Termination-
       --------------------------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended.


(5)    Additional Information-
       ----------------------

       During 1999 and 1998, the Plan's investments (including investments, bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                  1999              1998
                                               ----------        ---------
            Mutual funds                       $1,159,251        $ 380,025
            Common stock                         (257,100)         (15,479)
                                               ----------        ---------
                                               $  902,151        $ 364,546
                                               ==========        =========

       The following investments have market values in excess of five percent of net assets available for plan benefits as of yearend:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999            1998
                                                              ----------      ---------
            Black Rock Money Market Portfolio                $  621,696     $  466,265
            Black Rock Large Cap Value Equity Portfolio         368,656        390,546
            Black Rock Large Cap Growth Equity Portfolio        611,728        422,001
            Black Rock Small Cap Growth Equity Portfolio        374,321        153,587
            Janus Worldwide Fund                                664,507        266,907
            Janus Growth & Income Fund                        1,446,969        601,521
            Fidelity  Equity Growth Fund                        427,863        197,078
            Zaring National Corporation common stock            286,243        341,493

       The Company was notified on April 28, 2000 that it has failed to maintain the minimum market value of public float for continued listing on the Nasdaq National Market and that is has until July 27, 2000 to regain compliance. In the event the Company is unable to comply, it has the option of submitting an application to transfer to the Nasdaq Small Cap Market or its common stock will be delisted on July 31, 2000.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500
ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(6)    Related Party Transactions-
       ---------------------------

       Certain Plan investments are managed by the Company and PNC Bank, N.A.
       (PNC). PNC is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.


(7)    Reconciliation to Form 5500-
       ----------------------------

       As of December 31, 1999, the Plan had no pending distributions to participants who elected to withdraw from the Plan. At December 31, 1998, the Plan had approximately $552 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, the amount is not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

       The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1999 and 1998:

                                                                                       NET ASSETS AVAILABLE FOR PLAN
                                            1999 BENEFITS                                  BENEFITS, DECEMBER 31,
                                             PAYABLE TO             1999               --------------------------------
                                             PARTICIPANTS       BENEFITS PAID             1999                 1998
                                             ------------       -------------          ----------           ----------
       Per financial statements                  $   -             $869,970            $5,887,627           $3,714,182
       Amounts pending distribution to
         participants                                -                    -                     -                 (552)
       Reversal of prior year amounts
         pending distribution to
         participants                                -                 (552)                    -                    -
                                                 ------            --------            ----------           ----------
       Per Form 5500                             $   -             $869,418            $5,887,627           $3,713,630
                                                 ======            ========            ==========           ==========

                                                    Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500
ZARING NATIONAL CORPORATION
RETIREMENT BENEFIT PLAN


Item 4(i) - Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 1999
--------------------------------------------------------------------------------


                                    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,               CURRENT
IDENTITY OF ISSUER, BORROWER,                 RATE OF INTEREST, COLLATERAL,                           VALUE
   LESSOR OR SIMILAR PARTY                        PAR OR MATURITY VALUE
----------------------------------  --------------------------------------------------            ------------

MUTUAL FUNDS:
*Black Rock Funds                         Money Market Portfolio,
                                             463,736 shares                                        $  621,696
*Black Rock Funds                         Large Cap Value Equity Portfolio,
                                             24,544 shares                                            368,656
*Black Rock Funds                         Large Cap Growth Equity Portfolio,
                                             25,050 shares                                            611,728
*Black Rock Funds                         Core Bond Portfolio,
                                             10,155 shares                                             92,717
*Black Rock Funds                         Small Cap Growth Equity Portfolio,
                                             11,675 shares                                            374,321
Janus Worldwide Funds                     Growth and Income Fund,
                                             34,500 shares                                          1,446,969
Janus Worldwide Funds                     World Wide Fund,
                                             8,694 shares                                             664,507
Fidelity Investments                      Equity Growth Fund,
                                             5,974 shares                                             427,863

COMMON STOCKS:

* Zaring National Corporation             Common stock, 61,890 shares                                 286,243


* Represents a party-in-interest.


The accompanying notes to financial statements are an integral part of this schedule.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1999 Form 5500




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 17, 2000
                                           ZARING NATIONAL CORPORATION

                                           RETIREMENT BENEFIT PLAN

                                           By   /s/ Ronald G. Gratz
                                           -------------------------
                                           Ronald G. Gratz
                                           Chief Financial Officer

                                           ZARING NATIONAL CORPORATION